[Letterhead of Fried, Frank, Harris, Shriver & Jacobson LLP]

September 20, 2007

Jenn Do, Esq.
Terence O’Brien, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Goldman Sachs Hedge Fund Partners, LLC Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the period ended June 30, 2007 File No. 0-50723

Dear Ms. Do and Mr. O’Brien:

On behalf of Goldman Sachs Hedge Fund Partners, LLC (the “Company”) please find the Company’s specific responses to each of your comments related to the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) and Form 10-Q for the period ended June 30, 2007 (the “Form 10-Q”) set forth below in the same order and with the same headings as in your letter.

Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis, page 87

Liquidity and Capital Resources, page 101

1.
We have read your response to comments 2 and 3 in our letter dated July 24, 2007.  Your proposed disclosure attributing changes in the amount of new investments and the level of redemptions (including the $348 million in redemptions in January 2006) to investor demand for investment strategies with different risk/return profiles is generic and does not provide sufficient analysis.  As discussed in SEC Release 33-8350, identifying the intermediate effects of trends, events, demands, commitments and uncertainties alone, without describing the reasons underlying those effects, may not provide sufficient insight for a reader to see the business through the eyes of management.  Please provide an analysis of significant underlying reasons for the changes in new investments and redemptions during the period, discussing such critical factors as fund performance, market events, changes in personnel, competition, etc.  We note there is specific disclosure regarding performance of the funds beginning on page 89, as well as elsewhere in the document.  Given the primary importance of the level of investments and redemptions to your business, your discussion of liquidity and capital resources should provide a clear narrative, in appropriate detail, to address the relationship between the events and trends described in those sections, as well as the impact of other material underlying factors, on your financial position.  Provide us with the disclosure you intend to include in future filings.

The Company notes the staff's further comment.  While the Company understands the staff's goal in trying to provide further analysis regarding critical factors influencing investments and redemptions, the Company respectfully submits that it typically is not in a position to know the critical factors impacting investor demand.  The Company does not survey its investors and, to the extent the Company receives feedback from individual investors, such feedback is typically anecdotal in nature and is not systematically captured by the Company.  Any analysis by the Company would be speculative and based on assumptions and the Company does not have any capability of testing such assumptions.  Just as most issuers are generally not in a position to know why certain investors choose to buy or sell their stock, the Company does not have clear visibility as to why investors choose to make subscriptions or redemptions and further, to the extent the Company offered any such conclusions, they would be generalizations.  That said, for certain discrete periods of time, such as with the case of the significant number of redemptions made immediately following the year ended December 31 2005, the Company has slightly better insight to proffer theories for investor activity, whether in redemptions or subscriptions.  Accordingly, in response to the staff's comment, the Company intends to include the below expanded disclosure in relation to the January 2006 redemptions in future filings where applicable.  The Company also undertakes to provide appropriate similar applicable disclosure in future periods where the Company is able to attain insights as to factors influencing significant changes in investor activity.

“Demand for redemptions varies from period to period based upon market conditions, the Company's returns and other alternative investments available to investors.  In particular, in January 2006, the Company saw a surge in investment demand for investment products utilizing different investment strategies with different risk/return profiles than the Company and accordingly the Company experienced a high volume of redemptions at such time.  For the year ending December 31, 2005, the Company experienced returns of  4.57%.  The Company believes while such returns were generally in line with the returns of investment products using similar investment strategies as the Company, such returns were significantly less attractive than those realized for the year ending December 31, 2005 by other investment products with much more exposure to volatility and which utilize leverage, including other products managed by affiliates of the Company.  As a consequence, the Company believes that in January 2006, along with other products following similar investment strategies, it may have experienced meaningful outflows while other investment products utilizing investment strategies capitalizing on higher volatility and employing leverage and thereby receiving higher relative returns for the period experienced significant inflows.”

Form 10-Q for the period ended June 30, 2007

Management’s Discussion and Analysis, page 16

Performance for the Three and Six Months Ended June 30, 2007, page 17

2.
You state on page 19 that the performance of the GED Investment Fund in the second quarter of 2007 was marked by a significant deterioration of the sub-prime market, as two broker-dealer operated hedge funds focusing on mortgage-backed debt announced heavy losses.  Please quantify such losses supplementally and in future filings as appropriate.  Quantify the significance of mortgage-backed securities and other investments relating to residential mortgage loans to your portfolios.  If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in sub-prime lending, is remote, please explain.  If so, tell us what consideration you may give to a more transparent disclosure about this to inform readers of your level of involvement.  If you believe that a material adverse impact resulting from this exposure is reasonably possible, tell us what disclosures you may consider in order to provide a clearer understanding of this exposure.

The disclosure included on page 19 of the Company's 10-Q for the period ended June 30, 2007 within the MD&A section was included to provide insight into factors impacting the performance of GED Advisors during the three months ended  June 30, 2007.   The inclusion in the disclosure of the reference to the two broker-dealer operated hedge funds and the heavy losses they suffered was intended to provide a sense as to market conditions impacting GED Advisors during the fiscal quarter.  The two funds which the disclosure referenced were hedge funds affiliated with Bear Stearns which were under duress during the quarter.  Such Bear Stearns funds were not GED Advisors and, accordingly, GED suffered no direct negative exposure to the losses suffered by these hedge funds.  In fact, as included in the disclosure, GED Advisors experienced strong returns for the quarter of 5.15% because many GED Advisors profited from short positions to the sub-prime market sector during this period.  The Company believes that its direct exposure to the sub-prime sector is limited, but as discussed in the Company's earlier correspondence to the staff and its periodic filings, the Company only has limited transparency with respect to the positions of the Investment Fund's various advisors and as indicated in the disclosure and above, different Advisors take different positions with respect to the sub-prime sector.  As a result, the Company is not in a position to evaluate just how much of its return for the quarter was impacted by the position of Advisors with exposure to the sub-prime sector nor is the Company in a position to quantify for investors its exposure to sub-prime assets.

*************************************************

If you have any questions or comments, please feel free to call me at 212-859-8933.

Sincerely,

/s/ Paul D. Tropp, Esq.
Paul D. Tropp, Esq.

cc:           Jennifer Barbetta
        David S. Plutzer, Esq.
                Noah C. Goldberg, Esq.
                Robert Patenaude
                Stuart Gelfond, Esq.